SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[RULE 13D-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 29)*

Loral Space & Communications Inc.

(Name of Issuer)

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

543881106

(CUSIP Number)

Janet Yeung MHR Fund Management LLC 1345 Avenue of the Americas, 42nd Floor New York, New York 10105 (212) 262-0005

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 23, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

Continued on following pages

(Page 1 of 22 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 543881106	13D	Page 2 of 23 Pages

1	NAMES OF REPORTING PERSONS MHR CAPITAL PARTNERS MASTER ACCOUNT II HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,115,347
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,115,347
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,115,347(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1)	In addition, Master Account II Holdings may be deemed the beneficial owner of 1,089,120 shares of Non-Voting Common Stock held for its own account.

CUSIP No. 543881106	13D	Page 3 of 23 Pages

1	NAMES OF REPORTING PERSONS MHR CAPITAL PARTNERS MASTER ACCOUNT II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Marshall Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,115,347
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,115,347
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,115,347(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
(1)	In addition, Master Account II may be deemed the beneficial owner of 1,089,120 shares of Non-Voting Common Stock held for the account of Master Account II Holdings.

CUSIP No. 543881106	13D	Page 4 of 23 Pages

1	NAMES OF REPORTING PERSONS MHR ADVISORS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,304,368
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,304,368
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,304,368(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1)	In addition, Advisors may be deemed the beneficial owner of 1,215,042 shares of Non-Voting Common Stock held for the accounts of Master Account II Holdings and Capital Partners (100).

CUSIP No. 543881106	13D	Page 5 of 23 Pages

1	NAMES OF REPORTING PERSONS MHR INSTITUTIONAL PARTNERS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,123,874
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,123,874
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,123,874
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 543881106	13D	Page 6 of 23 Pages

1	NAMES OF REPORTING PERSONS MHR INSTITUTIONAL ADVISORS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,634,891
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,634,891
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,634,891
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 543881106	13D	Page 7 of 23 Pages

1	NAMES OF REPORTING PERSONS MHR INSTITUTIONAL PARTNERS IIA LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,418,660
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,418,660
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,418,660(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
(1)	In addition, Institutional Partners IIA may be deemed the beneficial owner of 1,360,934 shares of Non-Voting Common Stock held for its own account.

CUSIP No. 543881106	13D	Page 8 of 23 Pages

1	NAMES OF REPORTING PERSONS MHR INSTITUTIONAL ADVISORS II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,378,693
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,378,693
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,378,693(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1)

In addition, Institutional Advisors II may be deemed the beneficial owner of 1,901,134 shares of Non-Voting Common Stock held for the accounts of Institutional Partners II and Institutional Partners IIA.

CUSIP No. 543881106	13D	Page 9 of 23 Pages

1	NAMES OF REPORTING PERSONS MHR INSTITUTIONAL PARTNERS III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,211,467
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,211,467
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,211,467(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
(1)	In addition, Institutional Partners III may be deemed the beneficial owner of 6,389,497 shares of Non-Voting Common Stock held for its own account.

CUSIP No. 543881106	13D	Page 10 of 23 Pages

1	NAMES OF REPORTING PERSONS MHR INSTITUTIONAL ADVISORS III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,211,467
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,211,467
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,211,467(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1)	In addition, Institutional Advisors III may be deemed the beneficial owner of 6,389,497 shares of Non-Voting Common Stock held for the account of Institutional Partners III.

CUSIP No. 543881106	13D	Page 11 of 23 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MHRC LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,304,368
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,304,368
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,304,368(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON* OO
(1)	In addition, MHRC may be deemed the beneficial owner of all of the shares of Non-Voting Common Stock beneficially owned by Advisors by virtue of its position as the managing member of Advisors.

CUSIP No. 543881106	13D	Page 12 of 23 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MHRC I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,634,891
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,634,891
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,634,891
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 543881106	13D	Page 13 of 23 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MHRC II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,378,693
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,378,693
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,378,693(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%
14	TYPE OF REPORTING PERSON* OO
(1)

In addition, MHRC II may be deemed the beneficial owner of all of the shares of Non-Voting Common Stock beneficially owned by Institutional Advisors II by virtue of its position as the managing member of Institutional Advisors II.

CUSIP No. 543881106	13D	Page 14 of 23 Pages

1	NAMES OF REPORTING PERSONS MHR FUND MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,529,419
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,529,419
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,529,419(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1)

In addition, Fund Management may be deemed the beneficial owner of 9,505,673 shares of Non-Voting Common Stock by virtue of Fund Management’s investment management agreement with Master Account II, Capital Partners (100), Institutional Partners II, Institutional Partners IIA and Institutional Partners III.

CUSIP No. 543881106	13D	Page 15 of 23 Pages

1	NAMES OF REPORTING PERSONS MHR HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,529,419
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,529,419
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,529,419(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1)	In addition, MHR Holdings may be deemed the beneficial owner of 9,505,673 shares of Non-Voting Common Stock by virtue of its position as the managing member of Fund Management.

CUSIP No. 543881106	13D	Page 16 of 23 Pages

1	NAMES OF REPORTING PERSONS MARK H. RACHESKY, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,544,419
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,544,419
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,544,419(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN; HC
(1)

In addition, Dr. Rachesky may be deemed the beneficial owner of 9,505,673 shares of Non-Voting Common Stock by virtue of Dr. Rachesky’s position as the managing member of each of MHRC, MHRC II, Institutional Advisors III and MHR Holdings.

Page 18 of 23 Pages

This statement on Schedule 13D (this “Statement”) amends and supplements, as Amendment No. 29, the Schedule 13D filed on November 30, 2005 (the “Original Schedule 13D”), which was amended on October 19, 2006 by Amendment No. 1 to the Original Schedule 13D (“Amendment No. 1”), on October 30, 2006 by Amendment No. 2 to the Original Schedule 13D (“Amendment No. 2”), on February 28, 2007 by Amendment No. 3 to the Original Schedule 13D (“Amendment No. 3”), on March 23, 2007 by Amendment No. 4 to the Original Schedule 13D (“Amendment No. 4”), on August 9, 2007 by Amendment No. 5 to the Original Schedule 13D (“Amendment No. 5”), on August 31, 2007 by Amendment No. 6 to the Original Schedule 13D (“Amendment No. 6”), on November 2, 2007 by Amendment No. 7 to the Original Schedule 13D (“Amendment No. 7”), on July 17, 2008 by Amendment No. 8 to the Original Schedule 13D (“Amendment No. 8”), on October 22, 2008 by Amendment No. 9 to the Original Schedule 13D (“Amendment No. 9”), on November 12, 2008 by Amendment No. 10 to the Original Schedule 13D (“Amendment No. 10”), on November 24, 2008 by Amendment No. 11 to the Original Schedule 13D (“Amendment No. 11”), on December 4, 2008 by Amendment No. 12 to the Original Schedule 13D (“Amendment No. 12”), on December 5, 2008 by Amendment No. 13 to the Original Schedule 13D (“Amendment No. 13”), on December 8, 2008 by Amendment No. 14 to the Original Schedule 13D (“Amendment No. 14”), on December 24, 2008 by Amendment No. 15 to the Original Schedule 13D (“Amendment No. 15”), on March 20, 2009 by Amendment No. 16 to the Original Schedule 13D (“Amendment No. 16”), on July 2, 2009 by Amendment No. 17 to the Original Schedule 13D (“Amendment No. 17”), on March 17, 2011 by Amendment No. 18 to the Original Schedule 13D (“Amendment No. 18”), on November 13, 2012 by Amendment No. 19 to the Original Schedule 13D (“Amendment No. 19”), on January 10, 2013 by Amendment No. 20 to the Original Schedule 13D (“Amendment No. 20”), on January 30, 2015 by Amendment No. 21 to the Original Schedule 13D (“Amendment No. 21”), on March 9, 2015 by Amendment No. 22 to the Original Schedule 13D (“Amendment No. 22”), on May 15, 2015 by Amendment No. 23 to the Original Schedule 13D (“Amendment No. 23”), on September 4, 2015 by Amendment No. 24 to the Original Schedule 13D (“Amendment No. 24”), on March 7, 2016 by Amendment No. 25 to the Original Schedule 13D (“Amendment No. 25”), on March 10, 2016 by Amendment No. 26 to the Original Schedule 13D (“Amendment No. 26”), on March 11, 2016 by Amendment No. 27 to the Original Schedule 13D (“Amendment No. 27”) and on May 5, 2020 by Amendment No. 28 to the Original Schedule 13D (“Amendment No. 28” and, together with Amendment No. 1 through Amendment No. 27 and the Original Schedule 13D, the “Schedule 13D”) and relates to common stock, par value $0.01 per share (the “Common Stock”), of Loral Space & Communications Inc. (the “Issuer”).

Except as otherwise provided, capitalized terms used in this Statement but not defined herein shall have the respective meanings given to such terms in Amendment No. 28.

Page 19 of 23 Pages

Item 4. Purpose of the Transaction.

Item 4 is hereby amended to add the following:

The information set forth in Item 6 below is incorporated into this Item 4 by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following:

On November 23, 2020, the Issuer entered into a Transaction Agreement and Plan of Merger (as it may be amended from time to time, the “Transaction Agreement”) with Telesat Canada, a Canadian corporation (“Telesat”), Telesat Partnership LP, a limited partnership formed under the laws of Ontario, Canada (“Telesat Partnership”), Telesat Corporation, a newly formed corporation incorporated under the laws of the Province of British Columbia, Canada and the sole general partner of Telesat Partnership (“New Telesat”), Telesat CanHold Corp., a corporation incorporated under the laws of British Columbia, Canada and wholly owned subsidiary of Telesat Partnership, Lion Combination Sub Corporation, a Delaware corporation and wholly owned subsidiary of Issuer (“Merger Sub”), Public Sector Pension Investment Board, a Canadian Crown corporation (“PSP”), and Red Isle Private Investments Inc., a Canadian corporation and wholly owned subsidiary of PSP (“Red Isle”), under which Merger Sub will merge with and into the Issuer, with the Issuer surviving the merger as a wholly owned subsidiary of Telesat Partnership, and the Issuer’s stockholders (including the Reporting Persons) receiving common shares of New Telesat and/or units of Telesat Partnership that will be exchangeable for common shares of New Telesat (the “Transaction”).

In connection with the entry by the Issuer in the Transaction Agreement, MHR Fund Management LLC and certain of its affiliated entities (collectively, “MHR”) entered into certain agreements as described below.

Voting Support Agreement.

As a condition and inducement to the willingness of PSP to enter into the Transaction Agreement, MHR entered into a voting support agreement (the “Voting Support Agreement”) with Telesat and PSP pursuant to which, among other things, MHR has agreed to (i) vote in favor of the Transaction an amount of shares of Issuer voting common stock equal to 30% of the Issuer’s voting common stock outstanding and (ii) certain covenants with respect to the solicitation of alternative transactions and cooperation with respect to regulatory approvals, in each case to the extent of PSP’s covenants with respect to such matters under the Transaction Agreement.

The foregoing description of the Voting Support Agreement is not complete and is qualified in its entirety by reference to the Voting Support Agreement, which is filed as Exhibit 2 hereto and is incorporated herein by reference.

Page 20 of 23 Pages

MHR Standstill Agreement.

The Issuer and MHR have entered into a standstill agreement (the “MHR Standstill Agreement”) prohibiting MHR from, subject to the terms thereof, increasing their ownership of Issuer voting common stock by more than 6% prior to the conclusion of the Issuer stockholder meeting to be held to approve the Transaction. The MHR Standstill Agreement will terminate immediately upon the first to occur of the conclusion of the Issuer stockholder meeting and termination of the Transaction Agreement.

The foregoing description of the MHR Standstill Agreement is not complete and is qualified in its entirety by reference to the MHR Standstill Agreement, which is filed as Exhibit 1 hereto and is incorporated herein by reference.

Full and Final Release and Amendment of Tolling Agreement.

The Issuer has asserted certain claims against PSP arising out of PSP’s actions in certain previous transaction processes relating to Telesat. PSP has asserted various counterclaims and PSP, Red Isle, the Issuer, Loral Holdings Corporation and Telesat have entered into a series of tolling agreements preventing those claims from being terminated due to the passing of the statute of limitations while negotiating the Transaction Agreement. In connection with the signing of the Transaction Agreement, the parties, including MHR Fund Management LLC, will sign a mutual release that will release those claims on the first to occur of the closing of the Transaction or the termination of the Transaction Agreement due to Issuer’s material breach (the “Release and Amendment of Tolling Agreement”).

The foregoing description of the Release and Amendment of Tolling Agreement is not complete and is qualified in its entirety by reference to the Release and Amendment of Tolling Agreement, which is filed as Exhibit 3 hereto and is incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description

1	Standstill Agreement, dated as of November 23, 2020, by and among Loral Space & Communications Inc., MHR Fund Management LLC and certain funds managed by MHR Fund Management LLC (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed on November 25, 2020)

2	Voting Support Agreement, dated as of November 23, 2020, by and among certain funds managed by MHR Fund Management LLC and Public Sector Pension Investment Board (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on November 25, 2020)

3	Full and Final Release and Amendment of Tolling Agreement, dated as of November 23, 2020, by and among Public Sector Pension Investment Board, Red Isle Private Investments Inc., Loral Space & Communications Inc., Loral Holdings Corporation, MHR Fund Management LLC and Telesat Canada (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed on November 25, 2020)

Page 21 of 23 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: November 25, 2020	MHR CAPITAL PARTNERS MASTER ACCOUNT II HOLDINGS LLC

	By:	MHR Advisors LLC, the General Partner of its Sole Member

	By:	/s/ Janet Yeung
	Name:	Janet Yeung
	Title:	Authorized Signatory

MHR CAPITAL PARTNERS MASTER ACCOUNT II LP

	By:	MHR Advisors LLC, its General Partner

	By:	/s/ Janet Yeung
	Name:	Janet Yeung
	Title:	Authorized Signatory

MHR ADVISORS LLC

	By:	/s/ Janet Yeung
	Name:	Janet Yeung
	Title:	Authorized Signatory

MHR INSTITUTIONAL PARTNERS LP

	By:	MHR Institutional Advisors LLC, its General Partner

	By:	/s/ Janet Yeung
	Name:	Janet Yeung
	Title:	Authorized Signatory

MHR INSTITUTIONAL ADVISORS LLC

	By:	/s/ Janet Yeung
	Name:	Janet Yeung
	Title:	Authorized Signatory

MHR INSTITUTIONAL PARTNERS IIA LP

	By:	MHR Institutional Advisors II LLC, its General Partner

	By:	/s/ Janet Yeung
	Name:	Janet Yeung
	Title:	Authorized Signatory

MHR INSTITUTIONAL ADVISORS II LLC

	By:	/s/ Janet Yeung
	Name:	Janet Yeung
	Title:	Authorized Signatory

MHR INSTITUTIONAL PARTNERS III LP

	By:	MHR Institutional Advisors III LLC, its General Partner

	By:	/s/ Janet Yeung
	Name:	Janet Yeung
	Title:	Authorized Signatory

MHR INSTITUTIONAL ADVISORS III LLC

	By:	/s/ Janet Yeung
	Name:	Janet Yeung
	Title:	Authorized Signatory

Page 22 of 23 Pages

MHRC LLC

By:	/s/ Janet Yeung
Name:	Janet Yeung
Title:	Authorized Signatory

MHRC I LLC

By:	/s/ Janet Yeung
Name:	Janet Yeung
Title:	Authorized Signatory

MHRC II LLC

By:	/s/ Janet Yeung
Name:	Janet Yeung
Title:	Authorized Signatory

MHR FUND MANAGEMENT LLC

By:	/s/ Janet Yeung
Name:	Janet Yeung
Title:	Authorized Signatory

MHR HOLDINGS LLC

By:	/s/ Janet Yeung
Name:	Janet Yeung
Title:	Authorized Signatory

MARK H. RACHESKY, M.D.

By:	/s/ Janet Yeung, Attorney in Fact

Page 23 of 23 Pages

Exhibit Index

Exhibit No.	Description

1	Standstill Agreement, dated as of November 23, 2020, by and among Loral Space & Communications Inc., MHR Fund Management LLC and certain funds managed by MHR Fund Management LLC (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed on November 25, 2020)

2	Voting Support Agreement, dated as of November 23, 2020, by and among certain funds managed by MHR Fund Management LLC and Public Sector Pension Investment Board (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on November 25, 2020)

3	Full and Final Release and Amendment of Tolling Agreement, dated as of November 23, 2020, by and among Public Sector Pension Investment Board, Red Isle Private Investments Inc., Loral Space & Communications Inc., Loral Holdings Corporation, MHR Fund Management LLC and Telesat Canada (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed on November 25, 2020)